Filed by Akzo Nobel N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: January 28, 2026

The following is a transcript from a webcast made available to Akzo Nobel N.V.’s employees on January 28, 2026:

Question: A lot of people are joining also specifically because they've got questions about the merger. What does the process look like? Because for people who are not involved, they don't see anything happening. So, what's happening behind the scenes right now? What's the timeline that people can kind of count on?

Answer: The reason why you don't see a lot is a little bit intentional because the first milestone we have to get across is the shareholder approval and because there's a lot of preparation of that shareholder meeting. That has to do with sort of accounting, SEC filings and some governance related topics. This is the first hurdle we have to cross and until then we have, we deliberately keep the involvement a little bit small because on both sides we have to execute and operate as independent companies.

That will continue until we get through the shareholder vote as the key first milestone in this whole merger process. Mid-July is the date we're targeting for that, so keep that in mind as an important milestone.

I think the second important milestone afterwards is then obviously closing the merger and in order to close the merger, we have to get through the regulatory approval process. That's really the rate determining step of when we're allowed to close the deal.

And for that, we are in really active dialogue with the regulatory instances in 30 countries. Last week we met the European Commission case team and we laid out our rationale as to why we think these are really complementary businesses and how we look in the industry and all of that. This is a lengthy process that that will essentially drive the timeline from when we're allowed to close the merger right now for that we're targeting to the end of the year.

So mid-year shareholder vote, end of the year target for closing and as we get past the shareholder vote, you'll see the integration planning activity ramp up more and you'll also start to see the number of people involved.

The first half it is about execution. We deliberately keep a number of people involved small and what's really important, we have to operate as fully independent companies. No gun jumping, no reaching out to the other side.

And obviously we'll keep you up to date on progress, but also expect more communication in the second-half than in the first half.

Question: We're talking about two very different businesses culturally, so a US and a more European focused business. How do you successfully merge 2 cultures without negatively impacting people?

Answer: I think one of the reasons why we're able to do this deal successfully this time, or at least to get to the announcement, is that we actually think quite alike as to how to be successful in the paints and coatings industry. Our organisation setup is quite similar. The way we drive performance is quite similar. From a business point of view we think alike on a lot of things and it's one of the things that that allowed us to get to this point even though this this merger has been discussed in the past.

One is how we look at running the business. We're alike. The other important point is this merger will be creating one of the global leaders in paints and coatings.

Also we have to define together the culture of a new company because we won't be AkzoNobel, we won't be Axalta. We'll be a new global leader in Paints and Coatings. And I think that's a bit the exciting part we have to. Come to a shared vision, shared set of values, shared culture to make the new companies successful as a global leader in paints and coatings. But the starting point isn't as different as you might think, and I think that's one of the reasons why we were able to announce the merger this time around.

Question: Greg has shared that he will be the CEO of the new company. How does that work for the rest of the Executive Committee?

Answer: What you see in any of these kind of processes is that there will be a new leadership team and not everybody in the current leadership team on both sides will be part of that because this is how mergers work, especially on the functional side. You tend to have two of everything. So that's something that will play out in the coming months. Greg will have to make those choices because he'll be the CEO of the joint company and obviously he'll do that in discussion with the new Chairman of the Board, Rakesh and the to be board members, but in principle it's too early to speculate on that kind of stuff because it has to play out. What you can see that on the, let's say on the business side, it's a bit more obvious, we're actually quite complementary and it's also clear where who's stronger in what business. I think on the business side, it'll be a little bit more straightforward. On the functional side, Greg will make those choices and he'll do that in conjunction with the new Chairman of the Board.

Question: What kind of time frame do we think of?

Answer: Keep in mind that kind of mid-year time frame that I talked about up until the shareholder vote, we really focused on the things that have to happen before the shareholder vote. And obviously defining the top level structure of the organisation is part of that. But don't expect any big news or big announcement on this until we get across the shareholder vote.

Question: Why do you think that our share price is at a lower level despite the merger announcement, but positive momentum for the Axalta stock?

Answer: What happens is the moment we announced the merger we've also announced the exchange ratio and how many shares Axalta owners will get in the new company, how many shares AkzoNobel owners will get into the new company. So essentially means we're tied together. And what you see happening is a lot of shareholders position themselves not to today, but they position themselves towards the future. And they're really just looking at if they want to be a shareholder in the combined merged company.

What's the most efficient way of doing that? Essentially our stock prices are tied together. When we announced, it meant that the Axalta shareholders got a bit more of a bump and that's kind of the dynamic that you see playing out right now. In some cases you see people actually shorting AkzoNobel and buying in Axalta because they're just arbitrating the most cost effective way of getting into the new merge company assuming that it will happen. Our stock price at the moment is as much impacted, or even more impacted, by people trying to position themselves into the new merged company than our own performance. Nevertheless, the way we impact that ourselves is just to perform.

Question: What's the company's strategy? Is it positioning itself as a market leader or focusing on increasing market share?

Answer: I would say both. We have to get the merger to a close; so shareholder vote, antitrust and then we have to create a successful global leader in paints and coatings together and we have to capture the efficiencies that are announced as part of this merger. Even more important, we have to make sure that the sum of the parts is more than the whole. We've talked quite a bit about cost synergies, but there is actually much more discussion now on how we're going to generate growth synergies, revenue synergies and how we grow faster together because at the end of the day, that's what really makes this merger attractive and it gives us the positions to win in almost all of the businesses we're operating.

Growth will be a priority for the new company and not all our markets. In some cases that will just be riding the underlying growth in the market. That obviously means you have to hold or increase share as you go along. Then you have to perform like a leader and performing like a leader isn't just a relative profitability thing. You have to grow like a leader.

Question: What could we learn from Axalta and what could Axalta learn from us? What are the positives for both companies?

Answer: What became really obvious is that having scale in in individual segments in coatings is really important. The Axalta business is a really big VR player and that makes them really focused, but also with a lot of targeted investments, discussions about adjacencies in those segments. It just showed that in coatings it's important to have scale in the segments that you operate. I think on the flip side if we talk about our powder business for example you can see that we actually have far more scale, better technology, better understanding of how to grow that business. This is where the combination becomes really exciting because it gives us really attractive positions in all the areas in which we operate and our strengths are their weaknesses and their strengths are some of the areas that we are smaller. It's really the complementarity of the combination that that's so exciting.

Question: A question that's on a lot of people's minds is the $600 million synergy effects primarily means layoffs. What will be the share?

Answer: Yes, there are headcount synergies, but it's certainly not the full $600 million. I think that's important to take into account. There's essentially, I would say, four big buckets. So one is procurement synergies. This is not having a smaller procurement organization. This is about being a bigger buyer together and having more competitive contracts, so out of the roughly 1/4 of the $600 million, it's just purely us being able to negotiate better terms as a result of being a bigger player. That's the part that's certainly not headcount related.

And that's when we talk procurement synergies, we're talking very much about the about the raw material packaging spend that we have together. But frankly that also plays into the functional synergies. You know we'll be a bigger buyer of IT services for example. We will be looking for efficiencies in our own organisation, but we'll also be looking for efficiencies with our whole supply base and everything we spend. Take take that into account when you look at the synergy numbers.

I think the other big part is what we call SG and A, but it's really the functional synergies that is a big component and that's simply the fact that you don't need two of everything.

And on the functional side that does play out, we've been I think creating a lot of efficiencies in functional areas ourselves. They've been doing that. But when you become a $15 billion company together, you can run that with a proportionally smaller functional organization. So, yes, there will be headcount synergies, but it it's also really from the top down. This starts the fact that you don't need two functional leaders on both sides.

That is an important part of the synergies. Then you get into the businesses and into the integrated supply chain. I think on the businesses, it's a bit too early to speculate because there's also regulatory discussions ongoing. In general, the businesses are complementary, very complementary and yes, there's areas of overlap.

In VR, Powder and Wood North America. But until we know how the regulatory discussions play out, it's a bit too early to speculate. And then on the integrated supply chain side, there will be opportunities as well.

We had been looking for those opportunities ourselves that we that's been a big part of the industrial excellence program and as we come together, we'll have a bigger scope. But these things take time. So that will be operating on a very different timeline than the procurement and functional synergies and will really become a topic after we close the merger.

Question: Could it happen that due to anti monopoly laws, the merge is not allowed in some countries?

Answer: One of the areas I'm actually quite involved in at the moment, is this whole antitrust filing aspect of the merger. It's important because we have to get through that in order to close the merger. There are filings in 30 countries and there are areas where at some point we may be discussing remedies. That can be behavioural remedies. So you're, for example, not allowed to raise prices for some time or that can be selective divestments or that can take many shapes. It's too early to speculate, but our goal is to create the strongest possible combination and the strongest possible combined portfolio. We're really being very thoughtful in how we present the businesses, how we can substantiate that actually these portfolios are really complementary. And yes, there are areas of overlap, but many of them are not problematic. This is a process that will play out again over the next year and because it's a discussion with regulators, you never know exactly how. What's our responsibility, is to bring the right arguments, the right data and to present the facts. How that process plays out beyond that, that it's a bit too early to speculate.

Question: What's your preference when it comes to organizational structure? Do you see a centralized structure? Fewer but bigger office hops or a decentralized structure with smaller office hops to get closer to customers.

Answer: This just reflects on how we see the company going forward once we conclude the merger. What was interesting is, in terms of how we're organized, we're quite comparable. We both run integrated businesses with certain global functions, but with sort of the general and administration functions more globalized.

And strong, but small but impactful CoE’s to support those integrated businesses. That's the structure that we've evolved in and we think is most effective at AkzoNobel and Axalta is actually really similar. For now, this is the likely outcome and if I look at my experience at AkzoNobel, I think it's probably the right balance between Customer focus and functional excellence.

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This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

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Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors.

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Market data

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